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                                                                  Exhibit (a)(9)


                                                                    June 3, 1999

                      INVENSYS, PLC COMMENCES TENDER OFFER
                           FOR MARCAM SOLUTIONS, INC.

     A corporation formed by Invensys, plc is today commencing its tender offer for all outstanding shares of Common Stock of Marcam Solutions, Inc. (NASDAQ:
MRCM) ("Marcam"), at a price of $7.50 per share, payable in cash. The offer, which has been unanimously approved and recommended by Marcam's Board of Directors, is being made pursuant to the merger agreement between the companies. The merger was announced on May 27, 1999.

     The tender offer, which is currently scheduled to expire at 12:00 midnight, New York City time, Wednesday, June 30, 1999 unless extended, is subject to the tender by Marcam stockholders of that number of shares of Marcam which would represent a majority of the outstanding shares of Marcam on a fully diluted basis and other customary conditions.

     Marcam is a Massachusetts-based software company, which specializes in enterprise resource planning and enterprise asset management applications for industrial customers. The company's products provide customers with the necessary enterprise-wide financial, planning, and product information to improve the productivity of their business and manufacturing operations. The company employs 715 employees and has more than 1,400 customers in 40+ countries worldwide. For the twelve months ended September 30, 1998, Marcam had sales of $124.52 million, which yielded an operating loss of $6.2 million.

     Invensys, plc is a global electronics and engineering company created by the merger of BTR plc and Siebe plc on February 4, 1999. Operating globally through over 500 companies and employing over 120,000 people, Invensys is a worldwide leader in automation and controls. More than 75% of the company's business is controls and automation based, with products ranging from advanced control systems for automating industrial plants and controlling the environments of buildings, and electronic devices found in many domestic and commercial appliances.

     Morgan Stanley Dean Witter is acting as dealer manager for the tender offer, D.F. King & Co., Inc. is acting as information agent, and Bankers Trust Company is acting as depositary.

Contact:

Barry Francis
Invensys, plc
44-171-821-3712